UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2021 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 30, 2021

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 13, 2021	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2021 (for the three months ended June 30, 2021)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2021	737,009	(11.8)	218,757	24.7	250,541	104.7
1Q F2020	835,835	(15.4)	175,421	(20.2)	122,375	(24.6)

Note:	Comprehensive Income: 1Q F2021: ¥204,730 million, 6.2%; 1Q F2020: ¥192,626 million, 104.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2021	98.81	98.81
1Q F2020	48.25	48.25

Note:	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
The impact from the share consolidation is reflected in Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2021	226,889,093	9,464,209	4.1
Fiscal 2020	225,586,211	9,362,207	4.1

Reference:	Own Capital: As of June 30, 2021: ¥ 9,350,232 million; As of March 31, 2021: ¥ 9,256,275 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2020	—	3.75	—	37.50	—
Fiscal 2021	—
Fiscal 2021 (estimate)		37.50	—	37.50	75.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
2.

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact from the share consolidation is not reflected in Cash Dividends per Share of Common Stock for the end of the second quarter of Fiscal 2020. If the share consolidation were taken into consideration, it would be ¥37.50.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the first half of Fiscal 2020 and the value of the dividend at the end of Fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2021 (for the fiscal year ending March 31, 2022)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2021 H1	—	—	—
Fiscal 2021	510,000	8.2	201.06

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2021: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1Q and the number of outstanding shares as of June 30, 2021 (which is used as a proxy for the average number of outstanding shares during 2Q-4Q).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i Changes in accounting policies due to revisions of accounting standards: Yes

ii Changes in accounting policies other than i above: No

iii Changes in accounting estimates: No

iv Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2021	2,539,249,894 shares	As of March 31, 2021	2,539,249,894 shares
ii Period-end treasury stock:	As of June 30, 2021	3,917,816 shares	As of March 31, 2021	3,889,782 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2021	2,535,338,709 shares	1Q Fiscal 2020	2,536,083,528 shares

Note:	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact from the share consolidation is reflected in the number of Average outstanding shares (first quarter).

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2021

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

Changes in Accounting Policies

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the first quarter ended June 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result, Retained Earnings decreased by ¥724 million as of April 1, 2021. The impact on the quarterly consolidated statement of income for the fiscal quarter ended June 30, 2021 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2021	As of June 30, 2021
Assets
Cash and Due from Banks	¥47,981,981	¥42,323,448
Call Loans and Bills Purchased	589,776	385,421
Receivables under Resale Agreements	11,623,654	17,887,877
Guarantee Deposits Paid under Securities Borrowing Transactions	2,707,711	1,941,493
Other Debt Purchased	3,208,004	3,486,436
Trading Assets	12,589,294	13,910,770
Money Held in Trust	582,368	558,924
Securities	43,697,262	47,167,479
Loans and Bills Discounted	83,704,675	82,631,430
Foreign Exchange Assets	2,084,756	2,042,770
Derivatives other than for Trading Assets	1,719,349	1,335,646
Other Assets	6,174,020	4,105,801
Tangible Fixed Assets	1,135,449	1,127,636
Intangible Fixed Assets	620,224	609,925
Net Defined Benefit Asset	1,109,107	1,022,476
Deferred Tax Assets	31,402	27,243
Customers’ Liabilities for Acceptances and Guarantees	6,602,744	6,867,903
Reserves for Possible Losses on Loans	(575,572)	(543,592)
Reserve for Possible Losses on Investments	(0)	(0)

Total Assets	¥225,586,211	¥226,889,093

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2021	As of June 30, 2021
Liabilities
Deposits	¥133,312,406	¥129,957,640
Negotiable Certificates of Deposit	17,192,572	19,681,826
Call Money and Bills Sold	1,312,790	1,219,870
Payables under Repurchase Agreements	18,607,255	22,193,696
Guarantee Deposits Received under Securities Lending Transactions	958,148	842,186
Commercial Paper	2,105,067	1,924,183
Trading Liabilities	8,115,377	7,576,190
Borrowed Money	7,441,822	7,394,138
Foreign Exchange Liabilities	532,042	505,906
Short-term Bonds	456,045	488,507
Bonds and Notes	10,321,672	10,364,435
Due to Trust Accounts	1,160,608	1,155,350
Derivatives other than for Trading Liabilities	1,739,671	1,330,630
Other Liabilities	5,862,013	5,581,521
Reserve for Bonus Payments	104,131	23,211
Reserve for Variable Compensation	2,935	3,560
Net Defined Benefit Liability	71,049	71,270
Reserve for Director and Corporate Auditor Retirement Benefits	683	495
Reserve for Possible Losses on Sales of Loans	1,074	911
Reserve for Contingencies	6,762	7,815
Reserve for Reimbursement of Deposits	22,099	20,887
Reserve for Reimbursement of Debentures	14,419	13,550
Reserves under Special Laws	3,135	3,127
Deferred Tax Liabilities	215,557	134,619
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	61,445
Acceptances and Guarantees	6,602,744	6,867,903

Total Liabilities	¥216,224,003	¥217,424,884

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,577,306
Treasury Stock	(7,124)	(7,154)

Total Shareholders’ Equity	7,807,239	7,952,243

Net Unrealized Gains (Losses) on Other Securities	1,132,460	1,076,695
Deferred Gains or Losses on Hedges	31,618	22,890
Revaluation Reserve for Land	136,384	135,318
Foreign Currency Translation Adjustments	(139,514)	(92,486)
Remeasurements of Defined Benefit Plans	288,088	255,570

Total Accumulated Other Comprehensive Income	1,449,035	1,397,988

Stock Acquisition Rights	134	114
Non-controlling Interests	105,797	113,861

Total Net Assets	9,362,207	9,464,209

Total Liabilities and Net Assets	¥225,586,211	¥226,889,093

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Ordinary Income	¥835,835	¥737,009
Interest Income	366,276	293,342
Interest on Loans and Bills Discounted	262,715	210,675
Interest and Dividends on Securities	59,632	46,524
Fiduciary Income	13,333	14,997
Fee and Commission Income	196,531	196,859
Trading Income	139,198	103,004
Other Operating Income	87,768	55,348
Other Ordinary Income	32,726	73,458
Ordinary Expenses	660,414	518,251
Interest Expenses	151,175	70,470
Interest on Deposits	55,515	14,464
Fee and Commission Expenses	39,728	39,405
Trading Expenses	1,390	128
Other Operating Expenses	41,257	26,394
General and Administrative Expenses	340,468	335,331
Other Ordinary Expenses	86,394	46,521

Ordinary Profits	175,421	218,757

Extraordinary Gains	2,834	28,954
Extraordinary Losses	2,164	1,530

Income before Income Taxes	176,092	246,181

Income Taxes:
Current	48,588	32,687
Deferred	4,955	(39,393)

Total Income Taxes	53,544	(6,705)

Profit	122,547	252,887

Profit Attributable to Non-controlling Interests	172	2,345

Profit Attributable to Owners of Parent	¥122,375	¥250,541

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Profit	¥122,547	¥252,887
Other Comprehensive Income	70,078	(48,156)
Net Unrealized Gains (Losses) on Other Securities	131,007	(53,348)
Deferred Gains or Losses on Hedges	(9,414)	(8,635)
Foreign Currency Translation Adjustments	(45,327)	38,509
Remeasurements of Defined Benefit Plans	(4,376)	(32,036)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,811)	7,353

Comprehensive Income	192,626	204,730

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	195,229	200,559
Comprehensive Income Attributable to Non-controlling Interests	(2,602)	4,170

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2021

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2021	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 11
Comparison of Non-Consolidated Statements of Income (selected items)	2- 12
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 15
Comparison of Non-Consolidated Statements of Income (selected items)	2- 16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2021

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2021		First Quarter of Fiscal 2020
			Change
Consolidated Gross Profits	1	527.1	(42.4)	569.5
Net Interest Income	2	222.8	7.7	215.1
Fiduciary Income	3	14.9	1.6	13.3
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	157.4	0.6	156.8
Net Trading Income	6	102.8	(34.9)	137.8
Net Other Operating Income	7	28.9	(17.5)	46.5
General and Administrative Expenses	8	(335.3)	5.1	(340.4)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(5.4)	35.6	(41.1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	8.1	5.9	2.1
Net Gains (Losses) related to Stocks	11	23.9	36.9	(12.9)
Equity in Income from Investments in Affiliates	12	12.7	6.8	5.8
Other	13	(12.4)	(4.8)	(7.5)

Ordinary Profits	14	218.7	43.3	175.4

Net Extraordinary Gains (Losses)	15	27.4	26.7	0.6
Income before Income Taxes	16	246.1	70.0	176.0
Income Taxes	17	6.7	60.2	(53.5)
Profit	18	252.8	130.3	122.5
Profit Attributable to Non-controlling Interests	19	(2.3)	(2.1)	(0.1)

Profit Attributable to Owners of Parent	20	250.5	128.1	122.3

Credit-related Costs (including Credit Costs for Trust Accounts)	21	2.6	41.6	(39.0)

Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	194.3	(37.3)	231.7

Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	160	30	130
Number of affiliates under the equity method	24	28	1	27

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2021				First Quarter of Fiscal 2020
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	311.1	27.8	338.9	(53.9)	392.9
Net Interest Income	2	193.4	4.4	197.8	6.8	191.0
Fiduciary Income	3		15.1	15.1	1.7	13.3
Trust Fees for Jointly Operated Designated Money Trust	4		0.9	0.9	(0.0)	1.0
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	81.5	7.9	89.4	(16.6)	106.0
Net Trading Income	7	29.6	0.2	29.9	(23.2)	53.2
Net Other Operating Income	8	6.4	0.0	6.5	(22.6)	29.2
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(193.8)	(21.0)	(214.8)	9.0	(223.8)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	117.3	6.8	124.1	(44.9)	169.1
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	110.2	6.8	117.0	(11.2)	128.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	106.8	6.8	113.6	(14.0)	127.7

Reversal of (Provision for) General Reserve for Losses on Loans	13	—	(0.0)	(0.0)	28.8	(28.8)

Net Business Profits	14	117.3	6.7	124.1	(16.1)	140.2
Net Gains (Losses) related to Bonds	15	7.0	0.0	7.0	(33.7)	40.8

Net Non-Recurring Gains (Losses)	16	23.2	1.3	24.6	97.7	(73.1)
Net Gains (Losses) related to Stocks	17	22.2	0.2	22.4	83.9	(61.4)
Expenses related to Portfolio Problems	18	(4.8)	(0.0)	(4.9)	7.6	(12.5)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	8.1	0.0	8.1	6.2	1.8
Other	20	(2.2)	1.1	(1.0)	(0.0)	(0.9)

Ordinary Profits	21	140.6	8.1	148.7	81.6	67.1

Net Extraordinary Gains (Losses)	22	26.1	1.5	27.6	26.2	1.3
Income before Income Taxes	23	166.7	9.7	176.4	107.9	68.5
Income Taxes	24	(73.0)	(2.8)	(75.9)	(41.3)	(34.5)

Net Income	25	93.6	6.8	100.5	66.5	33.9

(1)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)  Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans) from core business areas[11] =Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	3.3	(0.1)	3.2	42.6	(39.4)

Credit-related Costs [26] =    Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(5.4)	(0.0)	(5.4)	23.3	(28.8)
Losses on Write-offs of Loans	29	(2.9)	(0.0)	(2.9)	1.3	(4.3)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	11.4	(0.0)	11.3	18.1	(6.7)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	0.0	—	0.0	0.0	—
Reversal of (Provision for) Reserve for Contingencies	32	0.2	—	0.2	(0.3)	0.5
Other (including Losses on Sales of Loans)	33	(0.0)	—	(0.0)	0.0	(0.1)
Total	34	3.3	(0.1)	3.2	42.6	(39.4)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2021	Change	First Quarter of Fiscal 2020
Net Gains (Losses) related to Stocks	23.9	36.9	(12.9)
Gains on Sales	49.4	27.1	22.2
Losses on Sales	(15.3)	0.6	(16.0)
Impairment (Devaluation)	(2.3)	(0.7)	(1.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(7.7)	9.8	(17.5)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2021	Change	First Quarter of Fiscal 2020
Net Gains (Losses) related to Stocks	22.4	83.9	(61.4)
Gains on Sales	46.9	28.7	18.2
Losses on Sales	(14.8)	(2.3)	(12.5)
Impairment (Devaluation)	(1.9)	47.4	(49.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.2	(0.2)
Gains (Losses) on Derivatives other than for Trading	(7.7)	9.8	(17.5)

Mizuho Bank
	First Quarter of Fiscal 2021	Change	First Quarter of Fiscal 2020
Net Gains (Losses) related to Stocks	22.2	82.5	(60.3)
Gains on Sales	46.6	32.4	14.1
Losses on Sales	(14.8)	(3.9)	(10.8)
Impairment (Devaluation)	(1.9)	47.5	(49.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.2	(0.2)
Gains (Losses) on Derivatives other than for Trading	(7.7)	6.2	(13.9)

Mizuho Trust & Banking
	First Quarter of Fiscal 2021	Change	First Quarter of Fiscal 2020
Net Gains (Losses) related to Stocks	0.2	1.4	(1.1)
Gains on Sales	0.3	(3.7)	4.0
Losses on Sales	(0.0)	1.6	(1.6)
Impairment (Devaluation)	(0.0)	(0.0)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	3.5	(3.5)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and other securities without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2021				As of March 31, 2021
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	45,668.2	1,525.2	1,897.4	372.1	42,534.8	1,603.2	1,989.8	386.5
Japanese Stocks	2,812.1	1,609.2	1,662.5	53.2	2,865.9	1,698.2	1,744.6	46.3
Japanese Bonds	25,646.3	(36.2)	23.1	59.4	24,145.0	(44.9)	24.7	69.7
Japanese Government Bonds	22,283.4	(25.7)	0.8	26.5	20,920.5	(31.7)	3.5	35.3
Other	17,209.7	(47.7)	211.6	259.4	15,523.8	(50.0)	220.4	270.4
Foreign Bonds	13,926.8	(26.8)	67.7	94.6	12,433.9	(33.0)	66.6	99.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*

Unrealized Gains/Losses include ¥29.4 billion and ¥32.4 billion, which were recognized in the statement of income for June 30, 2021 and March 31, 2021 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,192.8	12.0	16.1	4.1	885.5	18.0	21.2	3.1

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	44,142.4	1,363.9	1,734.3	370.3	41,113.3	1,441.2	1,826.4	385.1
Japanese Stocks	2,573.6	1,451.7	1,504.3	52.6	2,625.6	1,539.5	1,585.8	46.3
Japanese Bonds	25,477.3	(37.2)	22.1	59.4	24,010.6	(45.8)	23.8	69.7
Japanese Government Bonds	22,212.2	(25.7)	0.8	26.5	20,879.3	(31.7)	3.5	35.2
Other	16,091.4	(50.5)	207.7	258.2	14,477.0	(52.4)	216.7	269.1
Foreign Bonds	13,489.2	(26.3)	67.0	93.4	12,031.1	(32.5)	65.8	98.3
MHTB
Other Securities	303.5	82.2	85.1	2.8	275.1	86.3	88.6	2.2
Japanese Stocks	149.7	80.8	83.6	2.8	154.2	85.0	87.3	2.2
Japanese Bonds	147.8	0.9	0.9	0.0	114.8	0.9	0.9	0.0
Japanese Government Bonds	60.0	(0.0)	—	0.0	30.0	(0.0)	—	0.0
Other	5.9	0.4	0.4	0.0	6.0	0.3	0.3	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	44,446.0	1,446.1	1,819.4	373.2	41,388.5	1,527.5	1,915.0	387.4
Japanese Stocks	2,723.4	1,532.5	1,588.0	55.4	2,779.8	1,624.5	1,673.1	48.5
Japanese Bonds	25,625.1	(36.3)	23.1	59.4	24,125.5	(44.9)	24.7	69.7
Japanese Government Bonds	22,272.2	(25.7)	0.8	26.5	20,909.3	(31.7)	3.5	35.3
Other	16,097.4	(50.0)	208.2	258.2	14,483.0	(52.0)	217.0	269.1
Foreign Bonds	13,489.2	(26.3)	67.0	93.4	12,031.1	(32.5)	65.8	98.3

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Unrealized Gains/Losses include ¥29.4 billion and ¥32.4 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2021 and March 31, 2021 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	1,192.8	12.0	16.1	4.1	885.5	18.0	21.2	3.1
MHTB	—	—	—	—	—	—	—	—
Total	1,192.8	12.0	16.1	4.1	885.5	18.0	21.2	3.1
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2021				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	135.7	341.9	342.3	0.3	135.7	286.5	286.5	0.0
MHTB	—	—	—	—	—	—	—	—
Total	135.7	341.9	342.3	0.3	135.7	286.5	286.5	0.0

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,495.8	(74.9)	1,570.7
Japanese Stocks	1,579.8	(85.8)	1,665.7
Japanese Bonds	(36.2)	8.6	(44.9)
Japanese Government Bonds	(25.7)	5.9	(31.7)
Other	(47.7)	2.2	(50.0)
Foreign Bonds	(26.8)	6.1	(33.0)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,416.7	(78.2)	1,495.0
Japanese Stocks	1,503.1	(88.9)	1,592.0
Japanese Bonds	(36.3)	8.6	(44.9)
Japanese Government Bonds	(25.7)	5.9	(31.7)
Other	(50.0)	1.9	(52.0)
Foreign Bonds	(26.3)	6.1	(32.5)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2021			As of March 31, 2021
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	1,129.4	1,093.9	35.4	1,168.8	1,125.5	43.2
MHTB	8.5	16.7	(8.2)	9.6	13.3	(3.7)
Total	1,137.9	1,110.7	27.1	1,178.4	1,138.9	39.5

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	46.7	(8.7)	55.5
Claims with Collection Risk	351.8	(57.9)	409.7
Claims for Special Attention	414.0	36.5	377.5
Sub-total[1]	812.6	(30.1)	842.8
Normal Claims	92,357.0	(829.7)	93,186.7
Total[2]	93,169.6	(859.9)	94,029.6

	(%)
NPL ratio[1]/[2]	0.87	(0.02)	0.89

Above figures are presented net of partial direct write-offs.

Trust Account

(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[3]	—	—	—
Normal Claims	4.6	(0.1)	4.7
Total[4]	4.6	(0.1)	4.7

(%)
NPL ratio[3]/[4]	—	—	—

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	46.7	(8.7)	55.5
Claims with Collection Risk	351.8	(57.9)	409.7
Claims for Special Attention	414.0	36.5	377.5
Sub-total[5]	812.6	(30.1)	842.8
Normal Claims	92,361.6	(829.9)	93,191.5
Total[6]	93,174.2	(860.1)	94,034.4

	(%)
NPL ratio[5]/[6]	0.87	(0.02)	0.89

Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	40.3	(8.3)	48.7
Claims with Collection Risk	342.1	(68.8)	411.0
Claims for Special Attention	371.2	38.2	333.0
Sub-total[1]	753.7	(38.9)	792.7
Normal Claims	94,180.7	(963.5)	95,144.3
Total[2]	94,934.5	(1,002.5)	95,937.1

	(%)
NPL ratio[1]/[2]	0.79	(0.03)	0.82

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	40.1	(8.3)	48.4
Claims with Collection Risk	337.4	(67.2)	404.6
Claims for Special Attention	369.9	37.4	332.5
Sub-total[3]	747.4	(38.1)	785.6
Normal Claims	90,904.4	(864.4)	91,768.8
Total[4]	91,651.9	(902.5)	92,554.5

	(%)
NPL ratio[3]/[4]	0.81	(0.03)	0.84

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.0)	0.2
Claims with Collection Risk	4.7	(1.6)	6.4
Claims for Special Attention	1.2	0.8	0.4
Sub-total[5]	6.3	(0.8)	7.1
Normal Claims	3,271.7	(98.9)	3,370.6
Total[6]	3,278.0	(99.7)	3,377.8

	(%)
NPL ratio[5]/[6]	0.19	(0.01)	0.21

Above figures are presented net of partial direct write-offs.

(Trust Account)

(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[7]	—	—	—
Normal Claims	4.6	(0.1)	4.7
Total[8]	4.6	(0.1)	4.7

(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
MHBK	124,627.2	(3,651.7)	128,279.0
MHTB	2,940.5	60.5	2,879.9
Total	127,567.7	(3,591.2)	131,158.9

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
MHBK	105,228.7	(2,934.6)	108,163.3
Individual deposits	47,176.0	684.5	46,491.5
MHTB	2,940.5	60.5	2,879.9
Individual deposits	835.8	5.7	830.1
Total	108,169.2	(2,874.1)	111,043.3
Individual deposits	48,011.9	690.2	47,321.6

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2021		As of March 31, 2021
		Change
MHBK	80,974.4	(1,100.1)	82,074.5
MHTB	3,260.9	(101.2)	3,362.2
Total	84,235.4	(1,201.4)	85,436.8

Note: Loans to MHFG are included as follows:

As of June 30, 2021:     ¥620.0 billion (from MHBK)

As of March 31, 2021:  ¥850.0 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2021 (For the three months)	Change	First Quarter of Fiscal 2020 (For the three months)
Return on Loans and Bills Discounted	1	0.74	0.02	0.72
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.74	0.02	0.71
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.76	0.01	0.74
Loan and Deposit Rate Margin [4]-[2]	5	0.76	0.01	0.74

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2021 (For the three months)	Change	First Quarter of Fiscal 2020 (For the three months)
Return on Loans and Bills Discounted	6	0.58	0.00	0.58
Cost of Deposits	7	0.01	(0.00)	0.01
Loan and Deposit Rate Margin [6]-[7]	8	0.57	0.00	0.56
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.60	0.00	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.59	0.00	0.59
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2021 (For the three months)	Change	First Quarter of Fiscal 2020 (For the three months)
Return on Loans and Bills Discounted	11	0.73	0.02	0.71
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.73	0.02	0.71
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.75	0.01	0.73
Loan and Deposit Rate Margin [14]-[12]	15	0.75	0.01	0.73

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥39,251,006	¥45,460,471	¥(6,209,464)
Call Loans	782,934	967,504	(184,569)
Receivables under Resale Agreements	8,336,855	2,376,420	5,960,435
Guarantee Deposits Paid under Securities Borrowing Transactions	151,967	151,282	685
Other Debt Purchased	458,203	482,837	(24,634)
Trading Assets	4,398,793	4,655,665	(256,872)
Money Held in Trust	503	503	0
Securities	47,100,412	43,720,657	3,379,754
Loans and Bills Discounted	80,974,446	82,074,591	(1,100,144)
Foreign Exchange Assets	1,974,104	2,016,766	(42,661)
Derivatives other than for Trading	3,384,677	3,998,530	(613,852)
Other Assets	2,840,253	4,920,054	(2,079,800)
Tangible Fixed Assets	872,821	881,564	(8,742)
Intangible Fixed Assets	355,722	360,296	(4,573)
Prepaid Pension Cost	482,338	524,167	(41,829)
Customers’ Liabilities for Acceptances and Guarantees	7,092,754	6,828,085	264,669
Reserves for Possible Losses on Loans	(504,621)	(536,101)	31,480

Total Assets	¥197,953,176	¥198,883,298	¥(930,121)

Liabilities
Deposits	¥124,627,226	¥128,279,005	¥(3,651,778)
Negotiable Certificates of Deposit	19,140,928	16,684,774	2,456,154
Call Money	1,018,144	1,061,104	(42,960)
Payables under Repurchase Agreements	10,879,013	8,760,834	2,118,178
Guarantee Deposits Received under Securities Lending Transactions	190,069	170,648	19,420
Commercial Paper	1,924,183	2,105,067	(180,883)
Trading Liabilities	2,699,921	3,255,476	(555,555)
Borrowed Money	15,046,610	15,084,290	(37,680)
Foreign Exchange Liabilities	688,316	717,422	(29,106)
Bonds and Notes	899,790	911,779	(11,989)
Derivatives other than for Trading	3,381,697	4,016,868	(635,171)
Other Liabilities	2,959,164	3,448,928	(489,763)
Reserve for Bonus Payments	289	25,042	(24,753)
Reserve for Variable Compensation	1,182	983	199
Reserve for Possible Losses on Sales of Loans	911	1,074	(162)
Reserve for Contingencies	2,845	3,092	(246)
Reserve for Reimbursement of Deposits	19,483	20,540	(1,057)
Reserve for Reimbursement of Debentures	13,550	14,419	(868)
Deferred Tax Liabilities	52,143	38,723	13,420
Deferred Tax Liabilities for Revaluation Reserve for Land	61,445	61,915	(470)
Acceptances and Guarantees	7,092,754	6,828,085	264,669

Total Liabilities	190,699,674	191,490,080	(790,405)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,167	—
Capital Reserve	655,450	655,450	—
Other Capital Surplus	1,630,716	1,630,716	—
Retained Earnings	2,433,222	2,514,003	(80,781)
Appropriated Reserve	389,012	353,908	35,103
Other Retained Earnings	2,044,209	2,160,095	(115,885)
Retained Earnings Brought Forward	2,044,209	2,160,095	(115,885)

Total Shareholders’ Equity	6,123,454	6,204,236	(80,781)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	970,693	1,023,139	(52,445)

Net Deferred Hedge Gains (Losses), net of Taxes	24,035	29,458	(5,423)
Revaluation Reserve for Land, net of Taxes	135,318	136,384	(1,065)

Total Valuation and Translation Adjustments	1,130,047	1,188,982	(58,934)

Total Net Assets	7,253,501	7,393,218	(139,716)

Total Liabilities and Net Assets	¥197,953,176	¥198,883,298	¥(930,121)

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2021 (A)	For the three months ended June 30, 2020 (B)	Change (A) - (B)
Ordinary Income	¥474,024	¥567,428	¥(93,404)
Interest Income	251,099	313,839	(62,739)
Interest on Loans and Bills Discounted	186,171	232,261	(46,089)
Interest and Dividends on Securities	42,362	55,352	(12,990)
Fee and Commission Income	116,576	124,301	(7,725)
Trading Income	29,836	53,427	(23,591)
Other Operating Income	18,443	58,547	(40,104)
Other Ordinary Income	58,068	17,312	40,755

Ordinary Expenses	333,416	508,058	(174,642)
Interest Expenses	57,657	129,591	(71,934)
Interest on Deposits	8,512	48,705	(40,193)
Fee and Commission Expenses	35,046	23,851	11,194
Trading Expenses	139	382	(243)
Other Operating Expenses	11,951	33,838	(21,886)
General and Administrative Expenses	184,458	198,302	(13,844)
Other Ordinary Expenses	44,161	122,090	(77,928)

Ordinary Profits	140,608	59,370	81,237

Extraordinary Gains	27,341	2,830	24,510

Extraordinary Losses	1,239	1,388	(149)

Income before Income Taxes	166,710	60,812	105,898
Income Taxes:
Current	38,669	35,335	3,333
Deferred	34,369	(3,143)	37,512

Net Income	¥93,671	¥28,620	¥65,051

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,174,105	¥2,010,405	¥163,700
Call Loans	2,764	22,134	(19,369)
Other Debt Purchased	43,051	26,092	16,959
Trading Assets	25,273	130,476	(105,202)
Money Held in Trust	10,929	9,804	1,125
Securities	349,569	321,504	28,065
Loans and Bills Discounted	3,260,996	3,362,267	(101,270)
Foreign Exchange Assets	4,724	6,313	(1,588)
Other Assets	210,958	321,181	(110,222)
Tangible Fixed Assets	101,263	102,139	(876)
Intangible Fixed Assets	24,027	25,486	(1,458)
Prepaid Pension Cost	65,138	65,962	(824)
Customers’ Liabilities for Acceptances and Guarantees	15,279	14,008	1,271
Reserves for Possible Losses on Loans	(3,228)	(4,196)	967

Total Assets	¥6,284,855	¥6,413,579	¥(128,724)

Liabilities
Deposits	¥2,940,503	¥2,879,951	¥60,552
Negotiable Certificates of Deposit	652,380	618,380	34,000
Call Money	605,793	581,838	23,955
Trading Liabilities	31,543	131,235	(99,691)
Borrowed Money	326,606	375,082	(48,476)
Due to Trust Accounts	1,155,350	1,160,608	(5,257)
Other Liabilities	33,319	23,141	10,178
Reserve for Bonus Payments	—	3,199	(3,199)
Reserve for Variable Compensation	464	380	84
Provision for Retirement Benefits	—	260	(260)
Reserve for Reimbursement of Deposits	1,403	1,558	(155)
Reserve for Loss of Transfer	4,773	4,814	(41)
Deferred Tax Liabilities	15,254	15,515	(261)
Acceptances and Guarantees	15,279	14,008	1,271

Total Liabilities	5,782,673	5,809,974	(27,301)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	260,642	275,949	(15,306)
Appropriated Reserve	150,297	45,865	104,432
Other Retained Earnings	110,345	230,083	(119,738)
Retained Earnings Brought Forward	110,345	230,083	(119,738)
Treasury shares	(79,999)	—	(79,999)

Total Shareholders’ Equity	443,517	538,824	(95,306)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	64,398	67,360	(2,962)
Net Deferred Hedge Gains (Losses), net of Taxes	(5,734)	(2,579)	(3,154)

Total Valuation and Translation Adjustments	58,664	64,781	(6,116)

Total Net Assets	502,182	603,605	(101,422)

Total Liabilities and Net Assets	¥6,284,855	¥6,413,579	¥(128,724)

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2021 (A)	For the three months ended June 30, 2020 (B)	Change (A) - (B)
Ordinary Income	¥39,486	¥46,462	¥(6,976)
Fiduciary Income	15,106	13,388	1,717
Interest Income	6,207	9,170	(2,963)
Interest on Loans and Bills Discounted	4,968	5,706	(737)
Interest and Dividends on Securities	782	3,029	(2,246)
Fee and Commission Income	17,092	14,543	2,549
Trading Income	241	168	73
Other Operating Income	98	4,883	(4,785)
Other Ordinary Income	740	4,308	(3,568)

Ordinary Expenses	31,345	38,696	(7,350)
Interest Expenses	1,772	2,389	(617)
Interest on Deposits	85	103	(18)
Fee and Commission Expenses	9,152	8,915	236
Trading Expenses	—	—	—
Other Operating Expenses	0	353	(353)
General and Administrative Expenses	19,512	20,713	(1,201)
Other Ordinary Expenses	908	6,324	(5,416)

Ordinary Profits	8,140	7,766	373

Extraordinary Gains	1,599	—	1,599

Extraordinary Losses	14	50	(35)

Income before Income Taxes	9,726	7,716	2,009
Income Taxes:
Current	630	1,060	(429)
Deferred	2,240	1,301	938

Net Income	¥6,855	¥5,354	¥1,500

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2021 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥505,936	¥369,894	¥136,041
Cash Segregated as Deposits for Customers and Others	529,390	554,281	(24,890)
Trading Assets	7,496,759	6,222,426	1,274,333
Operating Investment Securities	35,697	34,338	1,359
Receivables Related to Margin Transactions	37,709	32,553	5,155
Collateralized Short-Term Financing Agreements-Receivable	3,992,975	4,520,477	(527,502)
Advances Paid	285	441	(155)
Securities: Fail to Deliver	—	15,265	(15,265)
Short-Term Loans Receivable	41,176	36,085	5,091
Other Current Assets	470,444	461,711	8,733
Less: Allowance for Doubtful Accounts	(271)	(276)	5
Noncurrent Assets
Property and Equipment	19,097	19,775	(678)
Intangible Assets	64,920	66,544	(1,623)
Investments and Other Assets	309,557	314,486	(4,928)

Total Assets	¥13,503,679	¥12,648,003	¥855,675

Liabilities
Current Liabilities
Trading Liabilities	¥4,552,016	¥4,765,362	¥(213,346)
Payables - Unsettled Trades	219,014	253,734	(34,719)
Payables Related to Margin Transactions	42,162	39,793	2,369
Collateralized Short-Term Financing Agreements-Payable	4,610,553	3,510,972	1,099,580
Deposits Received	506,425	444,112	62,313
Guarantee Deposits Received	388,508	417,142	(28,633)
Securities: Fail to Receive	4,320	2,854	1,466
Short-Term Borrowings	833,269	806,728	26,541
Commercial Paper	460,500	423,500	37,000
Bonds and Notes Due within One Year	137,303	127,648	9,655
Income Taxes Payable	1,079	11,565	(10,485)
Accrued Employees’ Bonuses	6,856	25,365	(18,509)
Provision for Variable Compensation	927	788	138
Other Current Liabilities	30,618	50,122	(19,504)
Noncurrent Liabilities
Bonds and Notes	628,722	623,175	5,546
Long-Term Borrowings	516,400	150,400	366,000
Provision for Retirement Benefits	21,247	21,216	31
Reserve for Loss of Transfer	3,929	4,194	(265)
Other Noncurrent Liabilities	3,024	3,132	(108)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,127	3,135	(7)

Total Liabilities	12,970,008	11,684,945	1,285,063

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	382,177	440,661	(58,484)
Other Retained Earnings	382,177	440,661	(58,484)
Retained Earnings Brought Forward	382,177	440,661	(58,484)
Treasury shares	(369,999)	—	(369,999)

Total Shareholders’ Equity	518,993	947,478	(428,484)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	24,439	25,339	(900)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,762)	(9,759)	(2)

Total Valuation and Translation Adjustments	14,676	15,580	(903)

Total Net Assets	533,670	963,058	(429,387)

Total Liabilities and Net Assets	¥13,503,679	¥12,648,003	¥855,675

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2021 (A)	For the three months ended June 30, 2020 (B)	Change (A) - (B)
Operating Revenues	¥92,363	¥83,434	¥8,929
Commissions	46,903	39,308	7,594
Net Gain on Trading	31,969	28,761	3,207
Net Gain on Operating Investment Securities	22	305	(282)
Interest and Dividend Income	13,468	15,058	(1,589)

Interest Expenses	8,981	11,666	(2,684)

Net Operating Revenues	83,382	71,768	11,614

Selling, General and Administrative Expenses	62,203	58,966	3,237
Transaction-Related Expenses	17,702	15,512	2,189
Personnel Expenses	23,157	21,778	1,378
Real Estate Expenses	5,126	5,225	(98)
Administrative Expenses	9,460	9,524	(64)
Depreciation and Amortization	4,781	5,045	(264)
Taxes and Dues	1,278	1,237	41
Provision of Allowance for Doubtful Accounts	(15)	(3)	(11)
Other	711	645	65

Operating Income	21,179	12,801	8,377

Non-Operating Income	1,271	2,632	(1,360)
Non-Operating Expenses	3	32	(29)

Ordinary Income	22,447	15,401	7,046

Extraordinary Gain	30	6,655	(6,624)

Extraordinary Loss	972	740	231

Income before Income Taxes	21,505	21,315	189
Income Taxes:
Current	423	136	286
Deferred	3,999	3,591	408

Net Income	¥17,081	¥17,587	¥(505)

2-16